SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  1,286,400
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,286,400
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,286,400
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.9%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------

         CUSIP No. 45810H107
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Chartwell Capital Investors II, LP (59-3506083)
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  514,906
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         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  514,906
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  514,906
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.8%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  PN

Introduction:


Mellon HBV Alternative Strategies LLC, a registered investment advisor, ("Mellon HBV"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority in excess of 11% of the Common Stock of Issuer, is filing this amendment no. 3 to its Schedule 13D to disclose that it and Chartwell Capital Investors II, LP ("Chartwell"), the holder of 514,906 shares of Common Stock of Integral Systems, have engaged Allen & Company LLC to serve as their financial advisor in connection with the potential sale of Integral Systems, Inc. As such, Mellon HBV and Chartwell may be deemed to constitute a "group" for purposes of reporting on
Schedule 13D. Each of Mellon HBV and Chartwell retain their respective sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the number of shares reported herein as held by such person; as such, each of Mellon HBV and Chartwell expressly disclaim beneficial ownership of the stock held by the other.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share  (the "Shares")

         Issuer's Name and Address.
         Integral Systems, Inc. (the "Issuer")
         5000 Philadelphia Way
         Lanham, MD 20706

Item 2.  Identity and Background.

     (i)  (a) Mellon HBV Alternative Strategies LLC ("Mellon HBV")

         (ii)     (a) Chartwell Capital Investors II, LP ("Chartwell")

     (b) Chartwell is a Delaware limited partnership with its principal executive offices located at One Independent Drive, Suite 3120, Jacksonville, FL 32202-5009.

     (c) Chartwell is a limited partnership formed for the purpose of making venture capital investments.

     (d, e) During the last five years neither of the Reporting Persons, nor, to the best of their respective knowledge, any of their respective directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Chartwell is organized under the laws of Delaware.

         Item 3.  Source and Amount of Funds or Other Consideration.

     Chartwell, which has, for several years, been an investor in the Issuer, used working capital funds for purposes of investing in the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (i) (a) As of May 10, 2006, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Mellon HBV beneficially owns 1,286,400 shares of the Issuer's Common Stock (the "Shares"), representing approximately 11.9% of the outstanding Common Stock (based on 10,815,008 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended December 31, 2005). There have been no changes in Mellon HBV interests in the Issuer since its previous amendment no. 2 on Schedule 13D.

     (b) Mellon HBV has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of its Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


     (ii) (a) As of May 10, 2006, it may be deemed that Chartwell beneficially owns 514,906 shares of the Issuer's Common Stock (the "Shares"), representing approximately 4.8 % of the outstanding Common Stock (based on 10,815,008 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended December 31, 2005).


     (b) Chartwell has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of its Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 11, 2006, Mellon HBV and Chartwell engaged the services of Allen & Company LLC to act as their financial advisor and to advise Mellon HBV and Chartwell in the disposition of their shares of Issuer in connection with the possible sale of Issuer. Allen & Company LLC, a New York limited liability company, is engaged in the business of investment banking and has offices located at 711 Fifth Avenue, New York, New York 10022.

Item 7.           Material to be Filed as Exhibits:

         Exhibit A         Joint Filing Agreement


         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC,
         a Delaware Limited Liability Company



         /s/ WILLIAM F. HARLEY III
         Name:  William F. Harley III
         Title:  Chief Investment Officer


CHARTWELL CAPITAL INVESTORS II, LP
         a Delaware Limited Partnership


         /s/ KENNETH E. PURCELL
         Name: Kenneth E. Purcell
         Title:  Managing Director

                                                                     Exhibit A
                             Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 11, 2006 (as amended to such date, and including any further amendments thereto to which the persons below signing are parties) with respect to the Common Stock of INTEGRAL SYSTEMS, INC. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   May 11, 2006


MELLON HBV ALTERNATIVE STRATEGIES LLC,
         a Delaware Limited Liability Company

         /s/ WILLIAM F. HARLEY III
         Name:  William F. Harley III
         Title:  Chief Investment Officer



CHARTWELL CAPITAL INVESTORS II, LP
         a Delaware Limited Partnership

         /s/ KENNETH E. PURCELL
         Name: Kenneth E. Purcell
         Title:  Managing Director